UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION

 Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

On Track Innovations LTD.

(Name of Issuer)

Ordinary Shares, par value NIS 0.10 per share

(Title of Class of Securities)

M8791A109

(CUSIP Number)

Mark R. Beatty 10900 N.E. 4th Street, Suite 1850 Bellevue, WA 98004 (425) 990-4026

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 2, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8791A109
1	Names of Reporting Persons Jerry Lafe Ivy, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 22,538,971
	8	Shared Voting Power
	9	Sole Dispositive Power 22,538,971
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,538,971
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 36.0%*
14	Type of Reporting Person (See Instructions) IN

* The calculation is based on a total of 62,585,871 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of January 22, 2021, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on January 26, 2021, plus (ii) 8,761,494 shares that would be issued pursuant to the terms of a convertible loan if converted on March 17, 2021.

CUSIP No. M8791A109
1	Names of Reporting Persons Sandra Hardardottir
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [x] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) □
6	Citizenship or Place of Organization U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 1,511,203
	8	Shared Voting Power
	9	Sole Dispositive Power 1,511,203
	10	Shared Dispositive Power
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,511,203
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 2.4*
14	Type of Reporting Person (See Instructions) IN

** The calculation is based on a total of 62,585,871 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of January 22, 2021, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on January 26, 2021, plus (ii) 8,761,494 shares that would be issued pursuant to the terms of a convertible loan if converted on March 17, 2021.

Explanatory Note

This Amendment No. 7 to Schedule 13D (“Schedule 13D”) relates to shares of Ordinary Shares, NIS 0.10 par value per share (“Common Stock”), of On Track Innovations, Ltd., an Israel corporation (the “Issuer”).  This statement is being filed by Jerry Lafe Ivy, Jr. (“Mr. Ivy”), as trustee of, and beneficiary under, the JERRY L. IVY, JR., DESCENDANTS’ TRUST (the “Trust”) dated 8/10/1998, a trust organized under the laws of the State of Illinois, and Sandra Hardardottir (“Ms. Hardardottir” and collectively, the “Reporting Persons”).

Item 5. Interest in Securities of the Issuer.

On March 2, 2021, the shareholders of the Issuer approved the right of Mr. Ivy to convert the principal and interest of a $1.5 million loan to the Issuer (as described in the Reporting Persons’ Amendment No. 6 to Schedule 13D) into Common Stock.  As a result, Mr. Ivy has the right to convert at any time the loan under the terms provided in the Loan Financing Agreement, Exhibit 99.7.

If converted on March 17, 2021, the principal amount and accrued interest of the loan would convert into 8,761,494 shares of Common Stock.  Mr. Ivy has not determined if or when he might exercise the conversion right.  As a result, as of March 17th, the Reporting Persons’ beneficial ownership of the Common Stock is as follows:

(a)  The calculation is based on a total of 62,585,871 Ordinary Shares, par value NIS 0.10 per share, which includes (i) 53,824,377 shares outstanding as of January 22, 2021, as reported by the Issuer in its Proxy Statement filed with the Securities and Exchange Commission on January 26, 2021, plus (ii) 8,761,494 shares that would be issued pursuant to the terms of the convertible loan if converted on March 17, 2021. As of the close of business on March 17, 2021, Mr. Ivy beneficially owns 22,538,971 shares of Common Stock, which represent 36.0% of the outstanding Common Stock, and Ms. Hardardottir beneficially owns 1,511,203 shares of Common Stock, which represent approximately 2.4% of the outstanding Common Stock.

(b)  Mr. Ivy has sole voting power and power of disposition over the 22,538,971 shares of Common Stock.

Ms. Hardardottir has sole voting power and power of disposition over 1,511,203 shares of Common Stock, including 4,400 shares held in a custodial account for the benefit of her minor son.

(c)  During the past 60 days, neither Mr. Ivy nor Ms. Hardardottir purchased or sold any Common Stock of the Issuer.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Amendment No. 7 to Schedule 13D is true, complete and correct.

Dated: March 17, 2021

/s/ Jerry L. Ivy, Jr.

Jerry L. Ivy, Jr.

/s/ Sandra Hardardottir

Sandra Hardardottir

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